Exhibit 99.2

SUITE 1818 – 701 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA
CANADA  V7Y 1C6
TELEPHONE NO.:  (604) 629-1505 - FAX NO.:  (604) 629-0923

INFORMATION CIRCULAR
as at April 21, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management of Hawthorne Gold Corp. (the “Company”) for use at the annual general meeting of its shareholders (the “Meeting”) to be held on May 29, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Hawthorne Gold Corp. “Shares” means common shares without par value in the capital of the Company.  “Shareholders” means shareholders of the Company. “Beneficial Shareholders” means shareholders who do not hold Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. “TSX-V” refers to the TSX Venture Exchange.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery, facsimile, telephone or by internet.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.  The Proxy confers discretionary authority on persons named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Pacific Corporate Trust Company, by fax at (604) 689-8144, or by mail or hand delivery to 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number at 1-888-835-8683.  and following the instructions of the voice response system by providing the Holder ID and Holder Code located beside your name on the proxy form on the lower left hand side.  If the Holder ID and Holder Code are not on the proxy, it will be on the back of the flyer enclosed with this material.  Instructions are then conveyed by use of the touchtone selections over the telephone; or

(c)

using the internet through the website of Pacific Corporate Trust Company at www.webvote.pctc.com.  Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Holder ID and Holder Code and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to many shareholders who do not hold Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company.  Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permits it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF). These VIFs are to be completed and returned to Pacific Corporate Trust Company in the envelope provided or by facsimile to the number provided in the VIF. In addition, Pacific Corporate Trust Company will provide instructions for voting by either telephone or internet on the VIF itself. Pacific Corporate Trust Company will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs it receives.

This information circular, with related material, is being sent to both registered and non-registered owners of the Shares of the Company.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your VIF as specified in your request for voting instructions that you receive.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the intermediaries on how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in the United States and in Canada.  Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company.  The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting.  To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form.  The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.  If you receive a voting instruction form from Broadridge, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Although, as a Beneficial Shareholder, you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity.  If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on your voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Pacific Corporate Trust Company or at the address of the registered office of the Company at 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)

personally attending the Meeting and voting the registered shareholder’s Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 15, 2008, the Company and Cusac Gold Mines Ltd. (“Cusac”) announced the closing of a plan of arrangement pursuant to which, among other things, the Company acquired all of the outstanding common shares and debentures of Cusac, as more particularly described in the Notice and Information Circular for the Special Meeting held on March 14, 2008, in respect of an arrangement among Cusac, its securityholders, the Company and the Company’s subsidiary, 0811381 B.C. Ltd. (the “Plan of Arrangement”).  The Notice and Information Circular were filed on www.sedar.com under the company profile of Cusac, on February 25, 2008.

Under the terms of the Plan of Arrangement, shareholders of Cusac received one Share of the Company in exchange for each 19 common shares of Cusac.  In addition, for each two dollars of principal and interest owed to each debentureholder of Cusac, the Company issued one Share of the Company.  Pursuant to the Plan of Arrangement the Company issued 6.05 million Shares of the Company to Cusac shareholders and debentureholders.  The Company also purchased the outstanding options and warrants of Cusac, using the effective ratio of 19 to one.

The Board of Directors of the Company has fixed April 21, 2008 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting

As of April 21, 2008, there were 28,873,450 Shares issued and outstanding, each carrying the right to one vote.  No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the best knowledge of the directors and senior officers of the Company, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at April 21, 2008.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of, this Information Circular.

▪

Share Option Plan dated for reference February 7, 2007 and approved by the shareholders of the Company on July 16, 2007.

▪

Notice and Information Circular for the Cusac Special Meeting held on March 14, 2008 in respect of an arrangement among Cusac Gold Mines Ltd., its securityholders, Hawthorne Gold Corp. and 0811381 B.C. Ltd., and filed on Sedar under the company profile of Cusac Gold Mines Ltd., on February 25, 2008.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request, without charge, from the Corporate Secretary of the Company at Suite 1818, 701 West Georgia Street, Vancouver, BC  V7Y 1C6; telephone: (604) 629-1505, fax:  (604) 629-0923, email: info@hawthornegold.com.  These documents are also available through the Internet on SEDAR, which can be accessed in the Company Profiles section at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended November 30, 2007, the report of the auditor and related management discussion and analysis will be placed before the Meeting.  The Annual Report containing audited financial statements, the report of the auditor, together with the related management discussion and analysis was filed at www.sedar.com, under the Company’s profile.  Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.  If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors is currently determined at five.  The Board of Directors of the Company proposes that the number of directors be determined at six.  Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at six.

The term of office of each of the six current directors will end at the conclusion of the Meeting.  Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s six nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the five preceding years for new director nominees), the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 21, 2008.

Nominee Position with the and Country of Residence	Occupation, Business or Employment(1)	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Richard J. Barclay (2) President & Chief Executive Officer and Director White Rock, B.C., Canada

Chief Executive Officer of Hawthorne since October 2006 and Chief Financial Officer and director of Adriana Resources Inc. since December 2004. Formerly Chief Executive Officer and director, Nevada Pacific Gold Ltd. (2002-2005).

		June 26, 2006	1,000,000 (3)
Michael J. Beley (2) Chairman of the Board White Rock, B.C., Canada

President and Chief Executive Officer, and director, Adriana Resources Inc. since December 2004. Director Energold Drilling Corp. since August 1996. Formerly, director Nevada Pacific Gold Ltd. (2004-2007); director CanAfrica Metals and Mining Corp. (2005-2006); VP Corporate Development and director Polaris Minerals (2002-2003); director Cardero Resources Corp. (1999-2003).

		June 26, 2006	1,000,000 (4)

Harvey Brooks (2) Director Victoria, B.C., Canada

Retired since 2000. Previously Senior Vice-President and General Manager, US Division of National Bank of Canada and employed by National Bank of Canada for 19 years. Previously a member of the Halton Business Advisory Group. Currently a mentor to the MBA School of Business at the University of Victoria. Director, Northern Sun Exploration Company Inc. since April 2005.

		January 3, 2007	20,000 (5)
Paul K.C. Fong Director Vancouver, B.C., Canada

Self-employed businessmans since 1991.  Director, Adriana Resources Inc. since September 2004. Formerly Chief Executive Officer and director, Portaltochina.com (2003-2007); Chief Executive Officer and director, Aurelio Resources Corporation (now Aurelio Resource Corp.) (2004-2006); director, Northern Sun Exploration Company Inc. (2002-2003).

		January 18, 2006	1,132,900 (6)
Bernard Kahlert Director Vancouver, B.C., Canada	Vice President and Director, Commander Resources Ltd. since June 1998. Director, Diamonds North Resources Ltd. since January 2002.	January 3, 2007	40,000 (7)
Dale A. Sketchley Director Surrey, B.C., Canada	Senior Geologist & Manager - QAQC of Advanced Projects, Ivanhoe Mines Ltd. since 2002. Director, Cusac Gold Mines Ltd. from April 2007 to April 2008.	April 15, 2008	Nil (8)

Notes

1.

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

2.

Member of the Audit Committee.

3.

These Shares are held in the name of Hemmingsen Investment Corporation, a company controlled by Mr. Barclay.  Mr. Barclay also holds options to purchase 100,000 Shares at an exercise price of $0.60 expiring on April 25, 2012.

4.

Mr. Beley also holds options to purchase 100,000 Shares at an exercise price of $0.60 per Share, expiring on April 25, 2012.

5.

Mr. Brooks also hold options to purchase 100,000 Shares at an exercise price of $0.60 per Share, expiring on April 25, 2012.

6.

Mr. Fong also holds options to purchase 100,000 Shares at an exercise price of $0.60 per Share, expiring on April 25, 2012.

7.

Mr. Kahlert also holds options to purchase 100,000 Shares at an exercise price of $0.60 per Share, expiring on April 25, 2012.

8.

Mr. Sketchley holds options to purchase 15,789 Shares at an exercise price of $4.18 per Share, expiring on May 4, 2009, which were converted from 300,000 Cusac options at $0.22 per Share pursuant to the Plan of Arrangement, wherein 19 options of Cusac were exchanged for an option to purchase one Share of the Company.

Biography of Dale A. Sketchley:

Since 2002, Dale A. Sketchley has been responsible for sampling and assaying quality assurance and quality control (“QAQC”) at Ivanhoe Mines Mongolia Inc.’s Oyu Tolgoi deposit, as Senior Geologist. Mr. Sketchley’s career has encompassed all phases of exploration, including sampling and assaying QAQC, geological modelling and resource evaluation. Mr. Sketchley graduated with a B.Sc. Honours in Geology-Geophysics in 1975, followed by a M.Sc. in Economic Geology in 1986, both from the University of British Columbia. From 1973 to 1988, he conducted regional, property and mine site exploration programs in western Canada for Union Minié, Chevron, Denison, Erickson Gold, Cooke Geological, Minequest, and MPH. Mr. Sketchley was Senior Geologist with Placer Dome from 1989 to 1998, when he focused on open pit and underground feasibility and mine site development studies in British Columbia and Ontario. From 1998 until 2002, he consulted for various mining companies, including Cusac Gold Mines Ltd., specializing in QAQC. Mr. Sketchley was a member of Cusac’s board of directors until it was amalgamated with Hawthorne on April 15, 2008.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)

subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or  has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, Suite 1200, 609 Granville Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company, with remuneration to be determined by the directors.  Davidson & Company LLP was first appointed auditor of the Company on February 19, 2007.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 Audit Committees, of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a TSX-V listed issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter that sets out its mandate and responsibilities. A copy of the charter is attached as Appendix “A” to the Information Circular for the July 16, 2007 annual general meeting and filed on www.sedar.com.

Composition of the Audit Committee

The members of the audit committee are Richard J. Barclay, Michael J. Beley and Harvey Brooks.  Mr. Beley and Mr. Brooks are independent members of the audit committee.  Mr. Barclay is not an independent member as he is an officer of the Company. All members are considered to be financially literate.

Relevant Education and Experience

All members of the audit committee have:

o

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

o

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

o

an understanding of internal controls and procedures for financial reporting.

Richard J. Barclay

Mr. Barclay has been the President and Chief Executive Officer of the Company since October 2006. He has been the Chief Financial Officer of the Adriana Resources Inc., a TSX-V listed mineral exploration and development company with mineral projects in Canada and Finland and an iron ore port project in Brazil, since December 2004. He was the co-founder and Chief Financial Officer of Bema Gold Corporation from 1976 to 1992 and co-founder, President and Chief Executive Officer of Eldorado Gold Corporation from 1991 to 1998. Mr. Barclay was the Chief Executive Officer of Nevada Pacific Gold Ltd. from February 2002 to August 2005 and Chief Financial Officer of that company from November 2002 to August 2005.

Michael J. Beley

Mr. Beley graduated from the University of British Columbia in 1965 with a B.Sc. He is a fellow of the Geological Association of Canada and is past President of the British Columbia and Yukon Chamber of Mines. Since December 2004, Mr. Beley has been the President, Chief Executive Officer and director of Adriana Resources Inc. Since 1976, Mr. Beley has held senior executive positions or served as director for several Canadian public mining and exploration companies.

Harvey Brooks

Mr. Brooks has thirty-nine years of domestic and international banking experience, serving at various levels of management and executive management. In 1998 until his retirement in 2000, Mr. Brooks was Senior Vice President and General Manager, United States Division for National Bank, which was one of the top 10 asset-based lenders in the U.S. He was responsible for commercial banking, syndication operations, cross-border lending and all associated credit, administration, accounting, legal, technology and regulatory activities.

He is a former member of the Halton Business Advisory Group and is currently a mentor to the MBA School of Business at the University of Victoria. He is also a director and Chair of the audit committee of Northern Sun Exploration Company Inc.

Audit Committee Oversight

The audit committee is responsible for managing, on behalf of the shareholders, the relationship between the Company and the external auditors. In particular, it is responsible for:

(a)

overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or related work;

(b)

recommending to the Board the nomination and compensation of the external auditors; and

(c)

pre-approval of non-audit services that are then recommended to the Board.

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than Davidson & Company LLP.

Reliance on Certain Exemptions

The Company’s auditor, Davidson & Company, Chartered Accountants LLP, provided financial consulting services with respect to the amalgamation with Cusac Gold Mines Ltd., for a total of $6,000.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by its external auditors to ensure auditor independence.  Fees incurred with Davidson & Company LLP for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended November 30, 2007.	Fees Paid to Auditor in Year Ended November 30, 2006.
Audit Fees(1)	$23,464	$15,000
Audit-Related Fees(2)	$6,000	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	$29,464	$15,000

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Corporation’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All Other Fees” include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of National Instrument 52-110 Audit Committees in respect of the composition of its audit committee and in respect of its reporting obligations under NI 52-110 for the year ended November 30, 2007.  Section 6.1 of NI 52-110 exempts an issuer listed on the TSX-V (a “venture issuer”) from the requirement that all of its members be independent, as would otherwise be required by NI 52-110.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.  The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

The Canadian Securities Administrators (the “CSA”) adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company.  In addition, the CSA have implemented National Instrument 58-101F2 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices.  This section sets out the Company’s approach to corporate governance.

1.  Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by holding periodic board meetings to discuss the operations of the Corporation. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries.   None of the independent directors is engaged in the day-to-day operations of the Corporation or is a party to any material on-going contracts with the Corporation.  More information about each director can be found in the Information Circular under the heading “Election of Directors”.

Michael Beley is the Chairman of the Board.  The Chairman’s role is to ensure that the Board's agenda will enable it to function effectively to successfully carry out its duties. As a non-executive Chairman he has not involved himself in day-to-day operations of the Company.

The majority of the directors are independent. The independent members of the Board of Directors of the Company are Michael Beley, Harvey Brooks, Bernard Kahlert and Dale A. Sketchley.

The non-independent directors are Richard Barclay, the President and Chief Executive Officer of the Company, and Paul Fong, the former Chief Executive Officer of the Company.

2.  Directorships

Richard Barclay is a director of Adriana Resources Inc., a reporting issuer listed on the TSX-V.

Michael Beley is a director of Adriana Resources Inc. and a director of Energold Drilling Corp., both reporting issuers listed on the TSX-V.

Paul Fong is a director of Adriana Resources Inc.

Harvey Brooks is a director of Northern Sun Exploration Company Inc., a reporting issuer listed on the TSX-V.

Bernard Kahlert is a director of Diamonds North Resources Ltd. and Commander Resources Ltd., both reporting issuers listed on the TSX-V.

3.  Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

4.  Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5.  Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole.  However, if there is a change in the number or composition of directors required by the Company, this policy will be reviewed.

6.  Compensation

The Board determines compensation for the directors and the Chief Executive Officer.

7.  Other Board Committees

The Board has no committees other than the audit committee.  The Company has one non-Board committee, being its advisory committee, which presently consists of David Rhys, M.Sc, P.Geo, and John-Mark Staude, M.Sc, PhD.

8.  Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Richard J. Barclay, the Company’s Chief Executive Officer, and Patrick McGrath, the Company’s Chief Financial Officer, are the Named Executive Officers of the Company for the purposes of the following disclosure.  The compensation paid to the Named Executive Officers since its date of incorporation of January 18, 2006 to its financial year ended November 30, 2007 is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Richard J. Barclay President and Chief Executive Officer	2007 2006	27,500 Nil	Nil Nil	Nil Nil	100,000 Nil	Nil Nil	Nil Nil	Nil Nil
Patrick McGrath Chief Financial Officer	2007 2006	27,500 Nil	Nil Nil	Nil Nil	100,000 Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)

The Company was incorporated on January 18, 2006 and commenced trading of its Shares on April 25, 2007.

(2)

Paul Fong was the President and Chief Executive Officer of the Company from January 18, 2006 until October 10, 2006.  Mr. Fong did not receive any compensation from the Company during this period.  Mr. Barclay was appointed President and Chief Executive Officer of the Company on October 10, 2006.

The Company does not provide any retirement benefits for its directors or officers.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company does not have an LTIP in place and therefore did not make any awards and there were no payouts under an LTIP to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

Stock appreciation rights (“SARs”) means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of Shares based wholly or in part on changes in the trading price of the Company’s Shares.  No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Options

The following table sets forth the particulars of individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries during the financial year ended November 30, 2007 to each of the Named Executive Officers.

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted in Fiscal 2007 (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1) (2)	Expiration Date (f)
Richard J. Barclay	100,000	10.26%	$0.60	$0.60	April 25, 2012
Patrick McGrath	100,000	10.26%	$0.60	$0.60	April 25, 2012

Notes:

(1)

Options were granted on February 7, 2007, prior to the Company’s initial public offering and listing on the TSX-V. The exercise price of the options was set at the offering price of $0.60 per Share.

(2)

The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Company’s share capital.

No share options were exercised by the Named Executive Officers during the financial year ended November 30, 2007.  The following table sets forth the particulars of share options held by each of the Named Executive Officers for the financial year ended November 30, 2007, and year end values.

Aggregate Options Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable (2)
Richard J. Barclay	Nil	Nil	33,333 / 66,667	$39,333 / $78,667
Patrick McGrath	Nil	Nil	33,333 / 66,667	$39,333 / $78,667

Notes:

(1)

Based on the difference between the option exercise price and the closing price of the Company's Shares on the TSX-V as at the financial year end of November 30, 2007.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Company's shares as at November 30, 2007 (being the last business day of the fiscal year) was $1.78.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended November 30, 2007 or since the date of incorporation.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has an employment agreement with Michael Redfearn, Vice-President, Operations, for the Company, dated January 29, 2007. The employment agreement includes $150,000 in salary per annum, with a $50,000 bonus payable on completion of a feasibility report on the Frasergold Property. As at the date of this Information Circular, the feasibility report has not been completed. The agreement also provides for payment of one year’s salary if a change of control is triggered and employment ceases.

There are no employment agreements for either Mr. Barclay or Mr. McGrath.

There are no other agreements with our directors and officers relating to their employment, or the termination of their employment, by the Company.

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors.

From time to time, incentive stock options are granted to directors in accordance with the policies of the TSX-V and the Company’s Share Option Plan. The following table sets forth particulars of incentive share options that were granted to the directors by the Company during the fiscal year ended November 30, 2007:

Option Grants to Directors During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#) (2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Richard J. Barclay	100,000	$0.60	$0.60 (3)	April 25, 2012
Michael J. Beley	100,000	$0.60	$0.60 (3)	April 25, 2012
Harvey Brooks	100,000	$0.60	$0.60 (3)	April 25, 2012
Paul Fong	100,000	$0.60	$0.60 (3)	April 25, 2012
Bernard Kahlert	100,000	$0.60	$0.60 (3)	April 25, 2012
Dale A. Sketchley (1)	15,789	$4.18	$4.18 (4)	May 4, 2009

Notes:

(1)

Dale A. Sketchley was appointed director of the Company on April 15, 2008.  As a director of Cusac Gold Mines Ltd., he was granted 300,000 Share options at an exercise price of $0.22 per share, using the pre-amalgamation figures.

(2)

Number of common shares of the Company which may be acquired on the exercise of stock options.

(3)

Options were granted on February 7, 2007, prior to the Company’s initial public offering and listing on the TSX-V. The exercise price of the options was set at the offering price of $0.60 per Share. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Company’s share capital.

(4)

Calculated at the pre-amalgamation closing price of Cusac shares on the TSX on May 4, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has in place a share option plan dated for reference February 7, 2007 (the “Plan”) which was approved by the Shareholders on July 16, 2007. (See also, “Particulars of Matters to be Acted Upon”.)  The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan is administered by the directors of the Company.  The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or subsidiaries of the Company.  All options expire on a date not later than five years after the issuance of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended November 30, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at November 30, 2007	Weighted-average exercise price of outstanding options, warrants and rights as at November 30, 2007	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Share Plan)	1,389,000	$0.86	57,288
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,389,000	$0.86	57,288

Note:

Pursuant to the Company’s Share Option Plan, options will expire within 90 days after an option holder ceases to be employed or provide service to the Company. The effective date of the Plan of Arrangement was April 15, 2008.  Accordingly, pursuant to the Plan of Arrangement, the option holders who ceased to be employed by or provide service to the Company as of that date have until July 14, 2008 to exercise their respective options to purchase Shares of the Company.

As of the date of this Information Circular, 172,104 outstanding Share options at an average price of $3.85 per Share, which were formerly outstanding under Cusac’s stock option plan, have been added to the Company’s total options outstanding under the Share Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who, generally speaking, is a director or executive officer or a 10% shareholder of the Company.  To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended November 30, 2007, or has any interest in any material transaction in the current financial year other than as set out herein.

In January, 2007, the Company closed a non-brokered private placement for gross proceeds of $170,000. The private placement consisted of 680,000 Shares priced at $0.25 per Share. Bernard Kahlert, a director of the Company, purchased 40,000 Shares of the private placement, and Harvey Brooks and Paul Fong, directors of the Company, each purchased 20,000 Shares of the private placement.

In April 2007, the Company closed its Initial Public Offering (the “IPO”) of 3,350,000 Shares at $0.60 per Share to raise gross proceeds of $2,010,000. Michael Redfearn, the Company’s Vice-President, Operations, purchased 58,000 shares of the IPO.

In July 2007, the Company closed a non-brokered private placement for gross proceeds of $5,255,000. The private placement consisted of 3,284,375 units priced at $1.60 per unit. Each unit consisted of one Share and one-half warrant. Each whole warrant is exercisable for a period of two years from closing of the transaction to acquire one Share at a price of $1.75 per share. The warrants are subject to an accelerated expiry if the closing price of the Shares on the TSX-V is greater than or equal to $2.25 for 10 consecutive trading days, n which case, the Company can elect to accelerate the expiry of the warrants to 30 days following the date of such notice. Michael Redfearn, the Company’s Vice President Operations, purchased 103,125 of these units, and Gordon Addie, the Company’s Vice President, purchased 2,500 units.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Continuation of Stock Option Plan

The TSX-V, on which the Shares of the Company are listed, requires that each company listed on the TSX-V which proposes to grant stock options to its directors, employees and consultants have a stock option plan. In order to comply with TSX-V policy, and to provide incentive to directors, officers, employees, management service providers to the Company or any subsidiary, to act in the best interests of the Company, the shareholders of the Company adopted a Share Option Plan on July 16, 2007.

Under the Plan, a maximum of 10% of the issued and outstanding Shares of the Company at the time an option is granted, less the number of Shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted, at the discretion of the Company’s board of directors, to eligible optionees.  This type of Plan is called a “rolling” plan.  During the Company’s financial year ended November 30, 2007, options to purchase 1,395,000 Shares at an average exercise price of $0.86 per Share were granted by the Company. From December 1, 2007 to the date of the mailing of this Information Circular, options to purchase 25,000 Shares at an exercise price of $2.00 per Share were granted by the Company. Pursuant to the Cusac Plan of Arrangement, 172,104 stock options at an average price of $3.85 per Share were added to the Company’s Share Option Plan.

The TSX-V policies require that a stock option plan must specify a maximum number of shares issuable under it, which number can later be increased to a higher specified number only if authorized by the shareholders and accepted by the TSX-V. Under TSX-V policy, the continuation of the Plan requires annual shareholder approval by ordinary resolution at the annual meeting of the Company. The Company is of the view that the Plan provides the means for the Company to attract and retain executives, employees and other service providers who will effectively manage the affairs of the Company. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“Resolved that continuation of the Company’s share option plan dated for reference February 7, 2007 and approved by the Shareholders on July 16, 2007, be ratified and approved.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile in the “Company Profiles” section at www.sedar.com.  Financial information is provided in the Company’s comparative financial statements and management discussion and analysis. The Company will provide to any person or company, upon request to the Company at Suite 1818, 701 West Georgia Street, Vancouver, BC  V7Y 1C6, telephone:  (604) 629-1505, fax:  (604) 629-0923, one copy of any of the following documents:

(a)

the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company’s most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(b)

the Information Circular of the Company filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of shareholders of the Company which involved the election of directors.

Copies of the above documents will be provided, upon request, free of charge to security holders of the Company.  The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.  The foregoing documents are also available on Sedar at www.sedar.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DIRECTORS’ APPROVAL

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, April 25, 2008.

“Richard J. Barclay”

Richard J. Barclay

President and Chief Executive Officer